SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F              .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release July 26, 2007 at 12:00

UPM’s results continued to improve, Efficiency of operations increased

Interim report January–June 2007: Earnings per share excluding special items for the second quarter were EUR 0.28 (EUR 0.04 for the second quarter of 2006).

EBITDA for the second quarter was EUR 411 million, 16.2 % of sales (EUR 398 million, 16.0%). Operating profit excluding special items was EUR 225 million (EUR 79 million).

Jussi Pesonen, President and CEO, comments on the result of the second quarter of 2007:

“UPM’s results have improved year on year. Our profitability programme contributed to the more efficient use of assets and the stringent cost control yielded savings in costs. Thus the overall cost increase during the first half of the year was only approximately 1% compared with last year.”

“Newsprint, Fine and Speciality Papers and Wood Products Divisions have improved results from last year whereas the result of the Magazine Papers Division was unsatisfactory. To change this we have – in addition to our closures of last year – decided on a temporary shutdown of the Miramichi mill in Canada. Provided all the other announced closures will be implemented by the industry, we expect the coated magazine paper markets to be tighter towards the end of the year.”

“Demand for paper continued to grow in Europe and Asia. Our paper deliveries increased compared to last year but the average price of all paper deliveries was slightly lower. The weak US dollar impacted on the profitability of our paper exports.”

“In the third quarter, in Europe, demand for printing papers is forecast to grow slightly from the corresponding quarter of last year, while in North America demand is expected to decrease. Strong growth in demand is expected to continue in the emerging markets. We estimate that our paper deliveries will increase slightly from last year and that the average price for all paper deliveries will be about the same as in the second quarter of 2007.”

“Demand for self-adhesive label materials is forecast to continue to be good, and prices are expected to remain stable. In wood products, strong demand for plywood and sawn timber will continue during the third quarter. Shortage of birch logs may cause reduction in birch plywood production during the latter part of the year.”

“We estimate the overall cost inflation for 2007 to be approximately 2% including the expected cost savings from the ongoing profitability programme.”

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM,

tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM,

tel. +358 204 15 0011

***

News conference and conference call information

A news conference on the Interim Report January–June 2007 will be held today, July 26, 2007, at UPM’s Head Office in Helsinki, Eteläesplanadi 2, at 14:00 Finnish time (12:00 GMT, 07:00 EST). The briefing can be followed live on the Internet at www.upm-kymmene.com. A recording of the briefing will be available at this address for the next three months.

To participate in the UPM conference call, please dial +44 (0)1452 542 300 today at 17:00 Finnish time (15:00 GMT, 10:00 EST). The conference call title is: UPM Q2 2007 Financial Results, access code: 6387296. A recording of the discussion can be heard until August 2, 2007 by calling +44 (0)1452 550 000, access code 6387296#.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial at the number +1 866 247 4222, access code: 6387296#.

***

It should be noted that certain statements herein, which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein including the availability and cost of production inputs, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 15-17 of the company’s annual report 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations